VIAL, HAMILTON, KOCH & KNOX, L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

THERE IS NO PROFESSIONAL RELATIONSHIP OF ANY KIND BETWEEN ROBERT G. VIAL AND VIAL, HAMILTON, KOCH & KNOX, L.L.P.

ATTORNEYS AND COUNSELORS

1700 PACIFIC AVENUE

SUITE 2800

DALLAS, TEXAS  75201

TELEPHONE:  214-712-4400

FAX: 214-712-4402

Craig G. Ongley
214-712-4441
Craig.G.Ongley@vialaw.com

October 18, 2005

United States Securities and Exchange Commission	VIA EDGAR

100 Fifth Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Immediatek, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Form 10-QSB for Fiscal Quarters Ended March 31, 2005
File No. 000-26073

Dear Ms. Collins:

With regard to your comment letter addressed to Mr. Zach Bair of Immediatek, Inc., dated September 13, 2005, we hereby make the following responses in connection with the above-referenced matters:

Form 10-KSB for Fiscal Year Ended December 31, 2004

Note 2 – Accounting policies and procedures - Revenue Recognition, page F-7

1.          In response to your comment, please be advised that all track fees generated through NetBurn™ will be recognized as earned. To date, NetBurn™ has generated less than 1% of our total revenue.

2.          We did not intend to imply that the sale of CD’s would fall under SOP 97-2 in our response to your comment No. 1. We did intend to describe how we recognized revenue pertaining to the sale of CD’s and, therefore, should have responded in a separate paragraph. Thus, our response is amended to read as follows:

Ms. Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

October 18, 2005

__________________________________________

We recognize revenues in accordance with Staff Accounting Bulletin (“SAB 104"), “Revenue Recognition in Financial Statements” (“SAB 104”), EITF 00-21 “Revenue Arrangements with Multiple Deliverables” and EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”). In general, we recognize revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable, the product or services have been delivered and collectibility of the resulting receivable is reasonably assured.

Revenues from sales of individual songs or albums by download are recognized at the time the music is delivered, digitally, to the end user.

We have arrangements whereby customers pay one price for multiple products and services. In some cases, these arrangements involve a combination of hardware and services. In other cases, the customer pays a single price for multiple-music downloads. For arrangements with multiple deliverables, revenue is recognized upon the delivery of the separate units in accordance with EITF No. 00-21. Consideration from multiple element arrangements is allocated among the separate elements based on their relative fair values. In the event that there is no objective and reliable evidence of fair value, the revenue recognized upon delivery is the total arrangement consideration less the fair value of the undelivered items. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

We recognize revenue gross or net in accordance with EITF 99-19. In most arrangements, we contract directly with the end user customers, the primary obligor who carries all collectibility risk. Revenue in these arrangements is recorded on a gross basis.

3.          Our PCS consists of minimal maintenance and technical support. The initial purchase of licensing is inclusive of a support and maintenance. We do not sell additional support contracts. Licensing revenue is supplemented to a small extent by additional maintenance and support charges in future years, although these are not anticipated as being material. Given the nature of the PCS, sufficient VSOE is not evident to allocate a fee towards the PCS nor would it quantify as a multiple-element arrangement. Our License and PCS sales consisted of less than 2% of our total gross revenue for the year ended December 31, 2004.

4.          In the event the Company would receive an order for custom software development, percentage complete would be calculated based on the total fee multiplied by the percentage of development completed on a weekly or monthly basis. As an example, at beta testing, the software would have reached a specific milestone and be considered 90% complete

Ms. Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

October 18, 2005

__________________________________________

in its development and, therefore, 90% of the total dollar value of the contract would be recognized as earned revenue.

5.          Artists and/or labels contract DiscLive to record a series of concerts and distribute/sell “live” CDs at events. CDs are sold in “limited edition” quantities. Agreements entered into with various artists are on a case-by-case basis and can vary from one to another. In general, we receive approximately 30% of gross revenue in addition to reimbursement of costs incurred. The artist receives the remaining balance. Revenue and costs are recognized as received and expended with a true up at the end of each month.

6.         Please see response to comment number 5 above.

7.         Please see response to comment number 2 above.

8.         Proposed future disclosure:

We recognize revenues in accordance with Staff Accounting Bulletin (“SAB 104"), “Revenue Recognition in Financial Statements” (“SAB 104”), EITF 00-21 “Revenue Arrangements with Multiple Deliverables” and EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”). In general, we recognize revenue when there is persuasive evidence of an arrangement, the fee is fixed or determinable, the product or services have been delivered and collectibility of the resulting receivable is reasonably assured.

Revenues from sales of individual songs or albums by download are recognized at the time the music is delivered, digitally, to the end user.

We have arrangements whereby customers pay one price for multiple products and services. In some cases, these arrangements involve a combination of hardware and services. In other cases, the customer pays a single price for multiple-music downloads. For arrangements with multiple deliverables, revenue is recognized upon the delivery of the separate units in accordance with EITF No. 00-21. Consideration from multiple element arrangements is allocated among the separate elements based on their relative fair values. In the event that there is no objective and reliable evidence of fair value, the revenue recognized upon delivery is the total arrangement consideration less the fair value of the undelivered items. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

Ms. Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

October 18, 2005

__________________________________________

We recognize revenue gross or net in accordance with EITF 99-19. In most arrangements, we contract directly with the end user customers, the primary obligor who carries all collectibility risk. Revenue in these arrangements is recorded on a gross basis.

Note 3 – Material Business Combination

9.          The shares were valued on April 9, 2004, the date of the agreement, which was also the measurement date. Pursuant to the EITF’s consensus, upon further review, the share valuation is equal to the average FMV of our common stock for the period beginning January 1, 2004 and ending on June 30, 2004, a reasonable period prior to and subsequent to the acquisition.

10.        Authoritative literature relied upon was FAS 144; the impaired assets principally represent the company’s historic ownership interest in product rights and license agreements to be used in processes. Due to the fact no revenue had been or will be generated from the impaired asset, we did not feel it appropriate to classify as cost of sales.

11.        Please see response to comment number 10 above.

12.        In accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” we performed an annual goodwill impairment test in the fourth quarters of fiscal 2004 and 2003. The impairment reviews were performed in accordance with SFAS No. 142, which involves a two-step process as follows:

Step 1—A comparison of the fair value of our reporting units to the carrying value, including goodwill of each of those units. For each reporting unit where the carrying value, including goodwill, exceeds the unit’s fair value, we will move to step 2. If a unit’s fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

Step 2—An allocation of the fair value of the reporting unit to its identifiable tangible and non-goodwill intangible assets and liabilities. This will derive an implied fair value for the reporting unit’s goodwill. We will then compare the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

The fiscal 2004 and 2003 test described above was performed by management, using undiscounted cash flows, because we operated in one reportable segment. This impairment test indicated that our goodwill balances were not impaired, as the fair value of the reporting unit exceeded its carrying value, including goodwill.

Ms. Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

October 18, 2005

__________________________________________

Note 10 - Warrants and options

13.        We account for stock-based compensation to employees in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock Issued to Employees,” and with the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, Amendment of SFAS No. 123.” Under APB No. 25, compensation expense is recognized based on the difference, if any, on the measurement date between the fair value of our common stock and the strike price to acquire the common stock. Compensation expense is recognized over the periods the employee performs the related services.

We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which requires that such equity instruments are recorded at their fair value on the measurement date, which is typically the date of grant.

At the time of granting, the exercise price, exceeded the fair value of the equity instrument in the amount of $.04 per share. Warrants issued by the Company are valued on the date of grant using the Black-Scholes pricing model, which utilizes highly subjective assumptions including expected stock price, projected volatility rates, which are based upon historical volatility rates trended into future years. Our calculation using this model produced a value of the warrants, which was immaterial to the financial statements, therefore, no expense was recorded.

Note 11 - Related party transactions

14.        Pursuant to SFAS 142, assets acquired independently and not through a business combination are to be recorded at their current fair values. Pursuant to SFAS 141, the consideration paid is assumed to be equal to the fair value of the asset. In this case, we were unable to support a value equal to the $2.3 million representing the current value of the shares given for consideration of the asset. Subsequently, we were of the opinion it was prudent to identify the most sustainable fair value of the asset. Based on the actual hard costs of the asset, it was determined to be $18,000. Because this was not only an independent asset acquisition but also a related party transaction, there could be no write-up in the value of the asset and pursuant to the original agreements the shares were issued and conservatively, it is our opinion the value of consideration given in excess of the sustainable asset value must be recorded as compensation to the related parties.

This transaction was a result of two separate agreements, which have both previously been filed with the Commission as exhibits to our 8K filing dated March 17, 2003.

Ms. Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

October 18, 2005

__________________________________________

Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30, 2005

Note 3 – Asset acquisition, page 6

15.        The purchase of assets from Moving Records, LLC was an independent transaction, therefore, any value paid as consideration in excess of the fair value of the assets would result in compensation to Moving Records, LLC.

The agreement to purchase assets included significant terms whereby we assumed liabilities in order to have clear ownership to specific assets.

Moving Records, LLC was not a related party at the time of acquisition nor did the agreement require future services to be provided by the employees of Moving Records.

Should you have any questions or require any clarification of our responses to your comments, please do not hesitate to contact us.

Sincerely,

/s/ Craig G. Ongley

Craig G. Ongley

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